East Coast Diversified Corporation

120 Interstate North Parkway, Suite 445

Atlanta, GA 20853

January 22, 2013

Sonia Bednarowski
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	East Coast Diversified Corporation Preliminary Information Statement on Schedule 14C Filed December 26, 2012 File No. 000-50356

Dear Ms. Bednarowski:

On December 26, 2012, the staff (the “Staff”) of the U.S. Securities & Exchange Commission (the “Commission”) verbally provided East Coast Diversified Corporation ( the “Company”) with its comments on the Company’s Preliminary Information Statement on Schedule 14C (“Form PRE-14C”) filed with the Commission on December 26, 2012. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response. The Company’s response is reflected in the Revised Preliminary Information Statement on Schedule 14C (“Form PRER-14C”) filed with the Commission on January 9, 2013.

The Staff required the Company to revise Form PRE-14C to state:

1.                  whether there are any plans, agreements or understandings requiring the issuance of additional shares of common stock;

2.                  whether further shareholder approval is required for the Company’s Board of Directors to issue additional shares of common stock; and

3.                  that the reverse stock split may have a dilutive effect on existing shareholders of the Company.

The Company addressed the foregoing comments by adding the following paragraph under the section entitled “CERTAIN RISKS ASSOCIATED WITH REVERSE STOCK SPLIT,” as reflected in Form PRER-14C:

“Following the Reverse Stock split, there will be approximately 2,970,205,012 additional shares of Common Stock available for issuance by the Board, without further shareholder approval, for stock dividends, acquisitions, raising additional capital, stock options or other corporate purposes. The additional shares of Common Stock could be used for potential strategic transactions, including, among other things, acquisitions, strategic partnerships, joint ventures, restructurings, business combinations and investments, although there are no immediate plans to do so. Assurances cannot be provided that any such transactions will be consummated on favorable terms or at all, that they will enhance stockholder value or that they will not adversely affect the Company’s business or the trading price of the Common Stock. Any such issuance of additional shares of Common Stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of Common Stock, and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of the Company. The Board is not aware of any attempt to take control of the Company and has not presented this proposal with the intention that the increase in the number of available authorized shares of Common Stock be used as a type of antitakeover device. Any additional Common Stock, when issued, would have the same rights and preferences as the shares of Common Stock presently outstanding. Other than convertible notes and other agreements previously disclosed by the Company in its public filings, there is currently no plan, agreement or other understanding that could require the Company to issue shares of Common Stock.”

In addition to the foregoing comments, the Staff required that the Company complete its filing of Form 10-K/A prior to filing Form PRER-14C. The Company filed such Form 10-K/A with the Commission on December 28, 2012.

Further, the Company acknowledges that:

(1)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kayode Aladesuyi

Kayode Aladesuyi

Chief Executive Officer